Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the third quarter of fiscal 2023, dated August 28, 2023, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2022, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review – Earnings	12
Financial Review – Balance Sheet	18
Off-Balance Sheet Arrangements	29
Related Party Transactions	29
Capital Management and Capital Resources	30
Results of Operating Segments	32
Summary of Quarterly Results	34
Non-GAAP and Other Financial Measures	35
Significant Accounting Policies and Use of Estimates and Judgements	37
Controls and Procedures	38

VersaBank – Q3 2023 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and markets; the impact of potential new variants of COVID-19; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q3 2023 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q3 2023 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q3 2023 vs Q2 2023

►	Loans increased 7% to $3.66 billion, driven primarily by continued strong growth in the Bank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio, which increased 9%;
►

Total revenue increased 1% to $26.9 million and was comprised of net interest income of $24.9 million and non-interest income of $1.9 million, the latter derived primarily from the revenue contribution of DRT Cyber Inc., (“DRTC”), which includes the gross margin generated by its cybersecurity component Digital Boundary Group’s cybersecurity services business;

VersaBank – Q3 2023 MD&A	4

►

Net interest margin (NIM) on loans decreased 30 bps to 2.69% due primarily to higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector. NIM decreased 21 bps to 2.57%;

►

Provision for credit losses as a percentage of average loans was 0.02% compared to 0.03% last quarter with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models and changes in the Bank’s lending asset mix;

►

Non-interest expenses increased 1% to $12.9 million as a function primarily of higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank and seasonal corporate activities specific to the quarter, offset partially by lower salary and benefits amounts attributable to estimates associated with performance-based obligations;

►	Efficiency ratio for the Digital Banking operations (excluding DRTC) was unchanged at 43%;
►

Net income before taxes increased 1% as a function of higher revenue attributable primarily to strong loan growth and cost control which resulted in non-interest expenses remaining essentially flat this quarter;

►	Net income decreased 3% to $10.0 million attributable to the impact of a $530,000 deferred tax asset recognized in the previous quarter associated with DRTC’s non-capital loss carryforwards; and,
►

Earnings per share (“EPS”) was unchanged at $0.38 per share, benefitting from a lower number of common shares outstanding in the current quarter as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”).

Q3 2023 vs Q3 2022

►	Loans increased 30% to $3.66 billion, driven primarily by strong growth in the POS Financing portfolio, which increased 39%;
►

Total revenue increased 26%, driven by higher net interest income attributable substantially to strong loan growth and higher non-interest income derived primarily from the revenue contribution of DRTC;

►

NIM on loans decreased 38 bps due to higher cost of funds attributable primarily to higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector and a shift in the Bank’s funding mix, offset partially by higher yields earned on the Bank’s lending assets;

►

Provision for credit losses as a percentage of average loans was 0.02% compared to 0.03% last year with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models, offset partially by changes in the Bank’s lending asset mix;

►

Non-interest expenses decreased 3% as a function primarily of lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations and lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021, offset partially by higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and higher costs attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank;

VersaBank – Q3 2023 MD&A	5

►	Efficiency ratio for Digital Banking operations (excluding DRTC) improved to 43% attributable to revenue growth (25%) and a decline in non-interest expenses (6%) over the same period; and,
►

Net income and EPS increased 75% and 90% as a function primarily of higher revenue and lower non-interest expenses. The EPS trend was also impacted by the common shares that were purchased and cancelled through the Bank’s NCIB.

Q3 YTD 2023 vs Q3 YTD 2022

►	Loans increased 30% to $3.66 billion, driven by strong growth in the POS Financing portfolio, which increased 39% during the period;
►

Total revenue increased 37%, driven primarily by higher net interest income attributable substantially to strong loan growth as well as higher non-interest income derived primarily from the revenue contribution of DRTC and NIM expansion;

►

NIM on loans decreased 15 bps attributable primarily to a shift in the Bank’s funding mix, while NIM increased 8 bps due primarily to higher yields earned on the Bank’s lending assets, offset partially by higher cost of funds;

►

Provision for credit losses as a percentage of average loans was 0.03% compared to 0.01% a year ago attributable primarily to lending asset growth and changes in the forward-looking information used by VersaBank in its credit risk models, offset partially by changes in the Bank’s lending asset mix;

►

Non-interest expenses increased 7% as a function primarily of higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank, higher general annual compensation adjustments and higher professional fees attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank, offset partially by lower capital tax expense and lower insurance premiums relative to the premiums paid during the comparative period;

►	Efficiency ratio for Digital Banking operations (excluding DRTC) improved to 43% as a function of revenue growth (37%) outpacing non-interest expense growth (2%) over the same period; and,
►

Net income and EPS increased 83% and 96% respectively as a function primarily of higher revenue offset partially by higher non-interest expenses. The EPS trend was also impacted by the purchase and cancellation of common shares under the Bank’s NCIB.

VersaBank – Q3 2023 MD&A	6

Selected Financial Highlights

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Results of operations
Interest income	$60,089	$34,177	$163,245	$84,745
Net interest income	24,929	20,062	73,812	54,189
Non-interest income	1,930	1,177	5,650	3,951
Total revenue	26,859	21,239	79,462	58,140
Provision for credit losses	171	166	793	246
Non-interest expenses	12,879	13,216	37,940	35,619
Digital Banking	10,758	11,427	31,600	30,936
DRTC	2,312	1,830	6,914	4,807
Net income	10,003	5,720	29,683	16,229
Income per common share:
Basic	$0.38	$0.20	$1.10	$0.56
Diluted	$0.38	$0.20	$1.10	$0.56
Dividends paid on preferred shares	$247	$247	$741	$741
Dividends paid on common shares	$648	$687	$1,962	$2,061
Yield*	6.19%	4.70%	6.02%	4.13%
Cost of funds*	3.62%	1.94%	3.30%	1.49%
Net interest margin*	2.57%	2.76%	2.72%	2.64%
Net interest margin on loans*	2.69%	3.07%	2.89%	3.04%
Return on average common equity*	11.15%	6.57%	11.24%	6.36%
Book value per common share*	$13.55	$12.14	$13.55	$12.14
Efficiency ratio*	48%	62%	48%	61%
Efficiency ratio - Digital Banking*	43%	57%	43%	57%
Return on average total assets*	1.00%	0.75%	1.07%	0.75%
Provision for credit losses as a % of average loans*	0.02%	0.03%	0.03%	0.01%
	as at
Balance Sheet Summary
Cash	$87,726	$84,214	$87,726	$84,214
Securities	182,944	133,682	182,944	133,682
Loans, net of allowance for credit losses	3,661,672	2,814,121	3,661,672	2,814,121
Average loans	3,540,564	2,632,199	3,327,175	2,458,586
Total assets	3,980,845	3,075,343	3,980,845	3,075,343
Deposits	3,328,017	2,475,063	3,328,017	2,475,063
Subordinated notes payable	101,585	98,706	101,585	98,706
Shareholders' equity	365,043	346,648	365,043	346,648
Capital ratios**
Risk-weighted assets	$3,047,172	$2,568,678	$3,047,172	$2,568,678
Common Equity Tier 1 capital	339,894	321,386	339,894	321,386
Total regulatory capital	460,065	437,912	460,065	437,912
Common Equity Tier 1 (CET1) ratio	11.15%	12.51%	11.15%	12.51%
Tier 1 capital ratio	11.60%	13.04%	11.60%	13.04%
Total capital ratio	15.10%	17.05%	15.10%	17.05%
Leverage ratio	8.53%	10.38%	8.53%	10.38%
* See definition in "Non-GAAP and Other Financial Measures" section below.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q3 2023 MD&A	7

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value added digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management continues to monitor geo-political, economic and financial market risk precipitated by the conflict in Ukraine, as well as recent events in the US banking sector and the potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from the conflict or the challenges experienced by the US banking sector in early calendar 2023 and will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Pending acquisition of Stearns Bank Holdingford

►

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision with respect to approval of its application from US regulators during autumn 2023.  If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Lending Assets

►

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to slow during the last quarter of 2023 due primarily to the impact of higher interest rates; however, the economic slowdown is expected to be short lived, with only modest layoffs and a moderate increase in unemployment. It remains management’s view that any impact of a slower economy on the POS Financing portfolio over the remainder of fiscal 2023 will be substantially outweighed by the impact of onboarding new origination partners and the continued expansion of business with existing partners. Considering the above and combined with what is historically a seasonally stronger period for the POS Financing business, management expects POS portfolio growth in the second half of 2023 to be moderately higher than growth achieved in the first half of the year;

►

US Receivable Purchase Program (“RPP”): Despite higher interest rates, stubborn inflation and high energy prices in the US, the US labour market remains strong evidenced by continued, healthy job and wage growth which, combined with the expectation that the federal funds rate is at or nearing the peak of the Federal Reserve’s tightening cycle will continue to support healthy consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods, which is expected to continue to drive demand for transportation and manufacturing equipment purchases. Additionally, despite high mortgage rates, record-low levels of available inventory of new homes is expected to continue to stimulate single-family home construction which in turn is anticipated to support demand for construction equipment in the near term. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support growth in the Bank’s RPP portfolio through the remainder of fiscal 2023; and,

VersaBank – Q3 2023 MD&A	8

►

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Management anticipates modest deceleration in the growth of its residential construction and term financing products. Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s Commercial Real Estate (“CRE”) portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to the anticipation of volatility in CRE asset valuations in the current and anticipated interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to inflation and higher input costs, which continue to have the potential to drive higher construction costs.

Credit Quality

►

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements;

►

Based on available forward-looking macroeconomic and industry data as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance management anticipates that credit risk in its portfolio may continue to increase modestly over the remainder of fiscal 2023 as a function primarily of a prolonged, elevated interest rate environment in both Canada and the US, the ability of consumers and businesses to service debt in such an environment as well as the effect of elevated inflation in both Canada and the US. Notwithstanding the above, the anticipated economic slowdown attributable primarily to both higher rates and inflation is expected to be short lived and potentially result in only modest layoffs and a moderate increase in unemployment with higher wages and what remains of consumer savings supporting households in adjusting to higher interest payments without eradicating spending. Further, management expects that the lower risk profile of VersaBank’s unique business to business lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating any escalation in forward credit risk in the Bank’s lending portfolio; and,

VersaBank – Q3 2023 MD&A	9

►

VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with VersaBank’s internally developed expected credit loss (“ECL”) models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

Funding and Liquidity

►

Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow over the remainder of fiscal 2023 as a function of increased volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of a higher interest rate environment and sticky inflation. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding providing ample access to reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance;

►

Management anticipates that liquidity levels will remain reasonably consistent over the remainder of fiscal 2023 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity; and,

►

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks attributable to the quality, stability and stickiness of its deposit base.  All of VersaBank’s deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products and Trustee in Bankruptcy firms that distribute the Bank’s demand and term deposit products. The Bank does not accept deposits directly from individuals and does not offer high interest-bearing demand deposit products that are accessible to the public via the internet.

Earnings and Capital

►

Earnings growth in the remainder of fiscal 2023 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically attributable to the Bank’s POS Financing and RPP businesses in Canada and the US respectively as well as incremental earnings contributions from DRTC;

VersaBank – Q3 2023 MD&A	10

►

Net interest income growth for fiscal 2023 is expected to be a function primarily of growth in VersaBank’s POS and RPP businesses in Canada and the US respectively, disciplined liquidity management and the expectation that growth in the TIB program over the remainder of fiscal 2023 and further expansion of the Bank’s diverse deposit broker network will have a favourable impact on cost of funds;

►	Non-interest income growth for fiscal 2023 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

►

VersaBank’s capital ratios remain comfortably in excess of regulatory minimums. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2023. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile in the future;

►

Management does not anticipate increasing VersaBank’s dividends over the fourth quarter of fiscal 2023 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds; and,

►

During the fourth quarter of fiscal 2022, VersaBank received approval from the TSX and Nasdaq to proceed with a NCIB for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares, representing approximately 9.54% of its public float. The Bank had purchased and cancelled 1,516,658 shares under the NCIB as at July 31, 2023.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including the crisis in Ukraine; the recent events in the US banking sector; and the impact of potential new variants of COVID-19 or a new pandemic-causing virus on the global economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q3 2023 MD&A	11

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income increased 1% to $26.9 million compared to the last quarter and increased 26% compared to the same period a year ago. Total revenue for the nine months ended July 31, 2023 increased 37% to $79.5 million compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2023	2023	Change	2022	Change	2023	2022	Change

Interest income
Point-of-sale loans and leases	$38,013	$34,257	11%	$21,132	80%	$104,230	$51,591	102%
Commercial real estate mortgages	17,705	15,958	11%	11,665	52%	48,073	30,590	57%
Commercial real estate loans	161	166	(3%)	181	(11%)	503	552	(9%)
Public sector and other financing	327	323	1%	187	75%	959	418	129%
Other	3,883	2,891	34%	1,012	284%	9,480	1,594	495%
Interest income	$60,089	$53,595	12%	$34,177	76%	$163,245	$84,745	93%

Interest expense
Deposit and other	$33,725	$27,534	22%	$12,727	165%	$85,100	$26,435	222%
Subordinated notes	1,435	1,452	(1%)	1,388	3%	4,333	4,121	5%
Interest expense	$35,160	$28,986	21%	$14,115	149%	$89,433	$30,556	193%

Net interest income	$24,929	$24,609	1%	$20,062	24%	$73,812	$54,189	36%

Non-interest income	$1,930	$2,076	(7%)	$1,177	64%	$5,650	$3,951	43%

Total revenue	$26,859	$26,685	1%	$21,239	26%	$79,462	$58,140	37%

Q3 2023 vs Q2 2023

Net interest income increased 1% to $24.9 million as a function primarily of:

►	Higher interest income earned on higher lending asset balances; and,
►	Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

►	Higher interest expense attributable to higher deposit balances.

VersaBank – Q3 2023 MD&A	12

Q3 2023 vs Q3 2022

Net interest income increased 24% as a function primarily of:

►	Higher interest income earned on higher lending asset balances; and,
►	Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

►	Higher interest expense attributable to higher deposit balances; and,
►	Changes in the Bank’s funding mix.

Q3 YTD 2023 vs Q3 YTD 2022

Net interest income increased 36% to $73.8 million as a function primarily of the variables and trends discussed in the year over year trend above.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2023	2023	Change	2022	Change	2023	2022	Change

Interest income	$60,089	$53,595	12%	$34,177	76%	$163,245	$84,745	93%
Interest expense	35,160	28,986	21%	14,115	149%	89,433	30,556	193%
Net interest income	24,929	24,609	1%	20,062	24%	73,812	54,189	36%

Average assets	$3,855,119	$3,630,542	6%	$2,883,745	34%	$3,623,422	$2,745,215	32%
Yield*	6.19%	6.05%	2%	4.70%	32%	6.02%	4.13%	46%
Cost of funds*	3.62%	3.27%	11%	1.94%	87%	3.30%	1.49%	121%
Net interest margin*	2.57%	2.78%	(8%)	2.76%	(7%)	2.72%	2.64%	3%

Average gross loans	$3,525,286	$3,313,415	6%	$2,622,677	34%	$3,312,781	$2,449,729	35%
Net interest margin on loans*	2.69%	2.99%	(10%)	3.07%	(12%)	2.89%	3.04%	(5%)
* See definition in "Non-GAAP and Other Financial Measures" section below.

Q3 2023 vs Q2 2023

Net interest margin decreased 21 bps as a function primarily of:

►

Higher cost of funds attributable to higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector.

Offset partially by:

►	Higher yields earned on the Bank’s lending and treasury assets.

VersaBank – Q3 2023 MD&A	13

Q3 2023 vs Q3 2022

Net interest margin decreased 19 bps as a function primarily of:

►

Higher cost of funds attributable primarily to higher rates paid on term deposits during the quarter amidst temporarily elevated rates in the term deposit market in Canada, which were impacted by the period of liquidity concerns related to the US banking sector; and,

►	Changes in the Bank’s funding mix.

Offset partially by:

►	Higher yields earned on the Bank’s lending and treasury assets.

Q3 YTD 2023 vs Q3 YTD 2022

Net interest margin increased 8 bps as a function primarily of:

►	Higher yields earned on the Bank’s lending and treasury assets.

Offset partially by:

►	Higher cost of funds.

Non-Interest Income

Non-interest income is comprised of revenue generated by DRTC which includes the gross profit of Digital Boundary Group, (“DBG”) as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $1.9 million compared to $2.1 million last quarter and $1.2 million for the same period a year ago. The quarter over quarter and year over year trends were a function primarily of the timing of client engagements.

Non-interest income for the nine months ended July 31, 2023 was $5.7 million compared to $4.0 million for the same period a year ago. The year over year trend was a function primarily of higher client engagements and continued improvements in operational efficiency achieved by DBG over the course of the period.

VersaBank – Q3 2023 MD&A	14

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the nine months ended:
	July 31	April 30	July 31	July 31	July 31
	2023	2023	2022	2023	2022

Provision for (recovery of) credit losses:
Point-of-sale loans and leases	$19	$44	$109	$101	$253
Commercial real estate mortgages	139	176	47	619	(18)
Commercial real estate loans	(9)	2	9	(4)	4
Public sector and other financing	22	15	1	77	7
Provision for (recovery of) credit losses	$171	$237	$166	$793	$246

Q3 2023 vs Q2 2023

VersaBank recorded a provision for credit losses in the amount of $171,000 in the current quarter compared to a provision for credit losses in the amount of $237,000 last quarter as a function primarily of:

►	Changes in the forward-looking information used by VersaBank in its credit risk models; and,
►	Changes in the Bank’s lending asset mix.

Offset partially by:

►	Higher lending asset balances.

Q3 2023 vs Q3 2022

VersaBank recorded a provision for credit losses in the amount of $171,000 in the current quarter compared to a provision for credit losses in the amount of $166,000 last year as a function primarily of:

►	Higher lending asset balances; and,
►	Changes in the forward-looking information used by VersaBank in its credit risk models.

Offset partially by:

►	Changes in the Bank’s lending asset mix.

Q3 YTD 2023 vs Q3 YTD 2022

VersaBank recorded a provision for credit losses in the amount of $793,000 in the current period compared to a provision for credit losses in the amount of $246,000 in the comparative period as a function primarily of the items discussed in the year over year trend above.

VersaBank – Q3 2023 MD&A	15

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2023	2023	Change	2022	Change	2023	2022	Change

Salaries and benefits	$7,453	$8,429	(12%)	$6,768	10%	$24,139	$19,577	23%
General and administrative	4,446	3,316	34%	5,519	(19%)	10,888	13,162	(17%)
Premises and equipment	980	981	0%	929	5%	2,913	2,880	1%
Total non-interest expenses	$12,879	$12,726	1%	$13,216	(3%)	$37,940	$35,619	7%

Efficiency Ratio	47.95%	47.69%	1%	62.23%	(23%)	47.75%	61.26%	(22%)

Q3 2023 vs Q2 2023

Non-interest expenses increased 1% to $12.9 million as a function primarily of:

►	Higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank and seasonal corporate activities specific to the quarter.

Offset partially by:

►	Lower salary and benefits amounts attributable to lower estimates related to performance based obligations.

Q3 2023 vs Q3 2022

Non-interest expenses decreased 3% as a function primarily of:

►	Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
►	Lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021.

Offset partially by:

►

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and higher costs attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank.

VersaBank – Q3 2023 MD&A	16

Q3 YTD 2023 vs Q3 YTD 2022

Non-interest expenses increased 7% as a function primarily of:

►	Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank as well as higher general, annual compensation adjustments; and,
►	Higher costs related to VersaBank’s acquisition of a US bank, noted above.

Offset partially by:

►	Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
►	Lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021.

Income Tax Provision

VersaBank’s year to date effective tax rate is approximately 27% compared with 30% for fiscal 2022. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. The lower tax rate in the current period reflects the impact of deferred tax assets recognized in the current period associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings as well as lower non-deductible expenses. Provision for income taxes for the current quarter was $3.8 million compared to $3.5 million last quarter and $2.1 million for the same period a year ago.

Provision for income taxes for the nine months ended July 31, 2023 was $11.0 million compared to $6.0 million for the same period a year ago.

VersaBank – Q3 2023 MD&A	17

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Total assets	$3,980,845	$3,729,393	7%	$3,075,343	29%
Cash and securities	270,670	263,313	3%	217,896	24%
Loans, net of allowance for credit losses	3,661,672	3,419,455	7%	2,814,121	30%
Deposits	3,328,017	3,108,218	7%	2,475,063	34%

Total Assets

Assets ($ billions)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1.79
1.93
2.29
3.08
3.98
Q319
Q320
Q321
Q322
Q323
Cash and securities
Other assets
CRE Mortgages
CRE Loans
Point-of-Sale
Public sector & other financing

Total assets as at July 31, 2023, were $3.98 billion compared to $3.73 billion last quarter and $3.08 billion a year ago. The quarter over quarter and year over year trends were a function primarily of growth in VersaBank’s lending portfolios, in particular the POS Financing portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, were $270.7 million or 7% of total assets as at July 31, 2023, compared to $263.3 million or 7% of total assets last quarter and $217.9 million or 7% of total assets a year ago.

VersaBank – Q3 2023 MD&A	18

As at July 31, 2023, the Bank held securities totalling $182.9 million (October 31, 2022 - $141.6 million) which were comprised of:

►	Government of Canada Treasury Bill for $181.8 million with a face value totaling $182.0 million, yielding 4.89%, and which matured on August 3, 2023: and,
►	Government of Canada Bond for $990,000 with a face value totaling $1.0 million, yielding 4.73%, with a 3.75% coupon and maturing on May 1, 2025.

Loans

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Point-of-sale loans and leases	$2,776,126	$2,538,917	9%	$1,998,993	39%
Commercial real estate mortgages	810,630	807,828	0%	755,042	7%
Commercial real estate loans	9,298	11,996	(22%)	13,510	(31%)
Public sector and other financing	49,627	46,350	7%	35,605	39%
	3,645,681	3,405,091	7%	2,803,150	30%

Allowance for credit losses	(2,697)	(2,526)		(1,699)
Accrued interest	18,688	16,890		12,670

Total loans, net of allowance for credit losses	$3,661,672	$3,419,455	7%	$2,814,121	30%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s broad network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 90% as at July 31, 2023) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

VersaBank – Q3 2023 MD&A	19

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

Q3 2023 vs Q2 2023

Loans increased 7% to $3.66 billion as a function primarily of:

►	Growth of 9% in POS Financing portfolio balances attributable primarily to strong demand for home improvement/HVAC and transportation equipment receivable financing in the current period.

Q3 2023 vs Q3 2022

Loans increased 30% as a function primarily of:

►	Growth of 39% in POS Financing portfolio balances; and,
►	Growth of 7% in CRE Mortgage portfolio balances.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding VersaBank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (HELOCs).

The Bank’s exposure to residential mortgages as at July 31, 2023, was $4.3 million compared to $3.7 million last quarter and $2.9 million a year ago. The Bank did not have any HELOCs outstanding as at July 31, 2023, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners in order to ensure that management maintains good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Q3 2023 MD&A	20

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$646	$627	3%	$528	22%
Commercial real estate mortgages	1,906	1,767	8%	1,096	74%
Commercial real estate loans	50	59	(15%)	49	2%
Public sector and other financing	95	73	30%	26	265%
Total ECL allowance	$2,697	$2,526	7%	$1,699	59%

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

ECL allowance by stage:
ECL allowance stage 1	$2,425	$2,403	1%	$1,581	53%
ECL allowance stage 2	272	123	121%	118	131%
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,697	$2,526	7%	$1,699	59%

Q3 2023 vs Q2 2023

VersaBank’s ECL allowance as at July 31, 2023, was $2.70 million compared to $2.53 million last quarter as a function primarily of:

►	Higher lending asset balances.

Offset partially by:

►	Changes in the forward-looking information used by VersaBank in its credit risk models; and,
►	Changes in the Bank’s lending asset mix.

VersaBank – Q3 2023 MD&A	21

Q3 2023 vs Q3 2022

VersaBank’s ECL allowance as at July 31, 2023, was $2.70 million compared to $1.70 million a year ago as a function primarily of:

►	Higher lending asset balances; and,
►	Changes in the forward-looking information used by VersaBank in its credit risk models.

Offset partially by:

►	Changes in the Bank’s lending asset mix.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical loan losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VersaBank – Q3 2023 MD&A	22

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the Canadian national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: interest rates straining household finances but wage growth continues to support consumer spending; higher interest rates cause housing prices to continue to retreat, albeit modestly; real GDP slows measurably by the end of 2023 but a recession is avoided and unemployment increases only modestly due to the strength of the labour market; inflation continues to decline but lingers and results in the Bank of Canada undertaking a protracted process to returning to a neutral policy rate in late 2025; the impact of the crisis in Ukraine on global commodity prices and trade continues to diminish; public health restrictions do not return even as new COVID-19 case counts occasionally spike; and, supply-chain stress continues to ease.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Q3 2023 MD&A	23

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

CAD GDP Growth Rate (Annualized)
Actual
Baseline
Upside
Downside
Severe Downside
20%
10%
0%
-10%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4
2025Q1
2025Q2
2025Q3
2025Q4
2026Q1
2026Q2
2026Q3
2026Q4

CAD Unemployment Rate
Actual
Baseline
Upside
Downside
Severe Downside
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4
2025Q1
2025Q2
2025Q3
2025Q4
2026Q1
2026Q2
2026Q3
2026Q4

10 year GCAN Bond Yield
Actual
Baseline
Upside
Downside
Severe Downside
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4
2025Q1
2025Q2
2025Q3
2025Q4
2026Q1
2026Q2
2026Q3
2026Q4

CAD House Price Index
Actual
Baseline
Upside
Downside
Severe Downside
360
340
320
300
280
260
240
220
200
180
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4
2025Q1
2025Q2
2025Q3
2025Q4
2026Q1
2026Q2
2026Q3
2026Q4

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2023:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,697	$1,751	$2,242	$3,117
Variance from reported ECL		(946)	(455)	420
Variance from reported ECL (%)		(35%)	(17%)	16%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q3 2023 MD&A	24

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Commercial deposits	$603,583	$583,622	3%	$591,092	2%
Personal deposits	2,724,434	2,524,596	8%	1,883,971	45%
Total deposits	$3,328,017	$3,108,218	7%	$2,475,063	34%

Personal deposits, consisting principally of guaranteed investment certificates are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance.

Q3 2023 vs Q2 2023

Deposits increased 7% to $3.3 billion as a function primarily of:

►	Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth, and:
►	Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings.

Q3 2023 vs Q3 2022

Deposits increased 34% as a function primarily of the variables and trends set out above.

VersaBank – Q3 2023 MD&A	25

Subordinated Notes Payable

(thousands of Canadian dollars)
	July 31	April 30	July 31
	2023	2023	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$4,916	$4,913	$4,906

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, effective interest rate of 5.38%, maturing May 2031.	96,669	99,619	93,800

	$101,585	$104,532	$98,706

Subordinated notes payable, net of issue costs, were $101.6 million as at July 31, 2023, compared to $104.5 million last quarter and $98.7 million a year ago. The quarter over quarter and year over year trends were a function primarily of changes in the USD/CAD foreign exchange spot rate in the current quarter.

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Accounts receivable	$3,177	$3,070	3%	$3,744	(15%)
Prepaid expenses and other	14,017	13,593	3%	10,010	40%
Property and equipment	6,687	6,833	(2%)	6,965	(4%)
Right-of-use assets	3,602	3,775	(5%)	4,296	(16%)
Deferred tax asset	2,641	2,269	16%	2,248	17%
Interest rate swap	1,118	103	985%	-
Investment	953	953	0%	953	0%
Goodwill	5,754	5,754	0%	5,754	0%
Intangible assets	10,554	10,275	3%	9,356	13%

Total other assets	$48,503	$46,625	4%	$43,326	12%

Q3 2023 vs Q2 2023

Other assets increased 4% to $48.5 million as a function primarily of:

►	Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables
►	Higher prepaid expenses and other attributable primarily to normal course timing of general corporate prepaid expenses;

VersaBank – Q3 2023 MD&A	26

►

Improved valuation on the interest rate swap entered into by the Bank in the first quarter of fiscal 2023 for asset and liability management purposes attributable to the increase in forward rates over the course of the current quarter;

►	Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives; and,
►

Higher deferred tax asset attributable primarily to the Bank recognizing deferred tax assets associated with future non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

Offset partially by:

►	Lower capitalized assets attributable to amortization.

Q3 2023 vs Q3 2022

Other assets increased 12% as a function primarily of:

►	Higher prepaid expenses and other attributable primarily to normal course timing of general corporate prepaids expenses;
►

Improved valuation on the interest rate swap entered into by the Bank in the first quarter of fiscal 2023 for asset and liability management purposes attributable to the increase in forward rates over the course of the current quarter;

►	Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives; and,
►

Higher deferred tax asset attributable primarily to the Bank recognizing deferred tax assets associated with future non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

Offset partially by:

►	Lower accounts receivable attributable primarily to the normal course timing of general corporate receivables; and,
►	Lower capitalized assets attributable to amortization.

Other Liabilities

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Accounts payable and other	$7,265	$4,045	80%	$8,317	(13%)
Current income tax liability	4,527	2,773	63%	3,157	43%
Deferred tax liability	659	681	(3%)	769	(14%)
Lease obligations	3,944	4,120	(4%)	4,644	(15%)
Cash collateral and amounts held in escrow	9,657	6,746	43%	10,992	(12%)
Cash reserves on loan and lease receivables	160,148	141,759	13%	127,047	26%

Total other liabilities	$186,200	$160,124	16%	$154,926	20%

VersaBank – Q3 2023 MD&A	27

Q3 2023 vs Q2 2023

Other liabilities increased 16% to $186.2 million as a function primarily of:

►	Higher cash reserve balances attributable to higher POS Financing portfolio balances;
►	Higher cash collateral and amounts held in escrow;
►	Higher accounts payable attributable primarily to the normal course timing of general corporate payables; and,
►	Higher income tax payable amounts attributable primarily to the normal course payment of current year tax instalments.

Q3 2023 vs Q3 2022

Other liabilities increased 20% as a function primarily of:

►	Higher cash reserve balances attributable to higher POS Financing portfolio balances; and,
►	Higher income tax payable amounts attributable primarily to the normal course payment of current year tax instalments.

Offset partially by:

►	Lower accounts payable attributable primarily to the normal course timing of general corporate payables; and,
►	Lower cash collateral and amounts held in escrow attributable primarily to normal course transactions.

Shareholders’ Equity

Shareholders’ equity was $365.0 million as at July 31, 2023, compared to $356.5 million last quarter and $346.6 million a year ago.

At July 31, 2023, there were 25,924,424 common shares outstanding compared to 26,003,986 common shares outstanding last quarter and 27,441,082 common shares outstanding a year ago.

Q3 2023 vs Q2 2023 vs Q3 2022

Shareholders’ equity increased 2% compared to last quarter and 5% compared to a year ago as a function primarily of:

►	Higher retained earnings attributable to net income earned over the period.

Offset partially by:

►	Purchase and cancellation of common shares through the Bank’s NCIB; and,
►	Payment of dividends.

VersaBank’s book value per common share as at July 31, 2023 was $13.55 compared to $13.19 last quarter and $12.14 a year ago. The quarter over quarter and year over year trends were a function primarily of higher retained earnings attributable to net income earned in the current quarter and the purchase and cancellation of common shares below book value per share through the Bank’s NCIB, offset partially by the payment of dividends over the same period.

VersaBank – Q3 2023 MD&A	28

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $192,000 compared to $192,000 last quarter and $424,000 for the same period a year ago, relating to the estimated fair value of stock options granted. The recognized compensation expense for the nine-month period ended July 31, 2023, totaled $727,000 compared to $1.0 million for the same period a year ago. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at August 28, 2023, there were no changes since July 31, 2023 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2023, VersaBank had an outstanding derivative contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $15.5 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at July 31, 2023, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q3 2023 MD&A	29

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2023	2023	Change	2022	Change

Common Equity Tier 1 capital	$339,894	$331,614	2%	$321,386	6%

Total Tier 1 capital	$353,541	$345,261	2%	$335,033	6%

Total Tier 2 capital	$106,524	$109,361	(3%)	$102,879	4%

Total regulatory capital	$460,065	$454,622	1%	$437,912	5%

Total risk-weighted assets	$3,047,172	$2,957,933	3%	$2,568,678	19%
Capital ratios
CET1 capital ratio	11.15%	11.21%	(1%)	12.51%	(11%)
Tier 1 capital ratio	11.60%	11.67%	(1%)	13.04%	(11%)
Total capital ratio	15.10%	15.37%	(2%)	17.05%	(11%)
Leverage ratio	8.53%	8.83%	(3%)	10.38%	(18%)

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter over quarter and year over year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s July 31, 2023, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2022.

VersaBank – Q3 2023 MD&A	30

Liquidity

The unaudited Consolidated Statement of Cash Flows for the nine months ended July 31, 2023, shows cash provided by operations in the amount of $22.8 million compared to cash used by operations in the amount of $179.3 million for the same period last year. The trend in the current period was a function primarily of inflows from operations and deposits raised exceeding the timing of maturing of securities and cash outflows to fund loans. The comparative period trend was a function primarily of the Bank using existing liquidity to fund loans and invest in higher yielding short-term securities. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at July 31, 2023, the duration difference between assets and liabilities was (2.3) months compared to 1.4 months as at October 31, 2022. As at July 31, 2023, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	July 31, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,114	$(5,123)	$4,304	$(4,261)

Duration difference between assets and liabilities in months	(2.3)		1.4

Contractual Obligations

As at July 31, 2023, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $15.5 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022.

VersaBank – Q3 2023 MD&A	31

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	July 31, 2023				April 30, 2023				July 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,929	$-	$-	$24,929	$24,609	$-	$-	$24,609	$20,062	$-	$-	$20,062
Non-interest income	101	2,020	(191)	1,930	122	2,146	(192)	2,076	12	1,206	(41)	1,177
Total revenue	25,030	2,020	(191)	26,859	24,731	2,146	(192)	26,685	20,074	1,206	(41)	21,239

Provision for (recovery of) credit losses	171	-	-	171	237	-	-	237	166	-	-	166
	24,859	2,020	(191)	26,688	24,494	2,146	(192)	26,448	19,908	1,206	(41)	21,073

Non-interest expenses:
Salaries and benefits	5,891	1,562	-	7,453	6,930	1,499	-	8,429	5,600	1,168	-	6,768
General and administrative	4,257	380	(191)	4,446	3,131	377	(192)	3,316	5,217	343	(41)	5,519
Premises and equipment	610	370	-	980	612	369	-	981	610	319	-	929
	10,758	2,312	(191)	12,879	10,673	2,245	(192)	12,726	11,427	1,830	(41)	13,216

Income (loss) before income taxes	14,101	(292)	-	13,809	13,821	(99)	-	13,722	8,481	(624)	-	7,857

Income tax provision	3,999	(193)	-	3,806	3,991	(532)	-	3,459	2,099	38	-	2,137

Net income (loss)	$10,102	$(99)	$-	$10,003	$9,830	$433	$-	$10,263	$6,382	$(662)	$-	$5,720

Total assets	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,719,592	$25,559	$(15,758)	$3,729,393	$3,076,611	$21,796	$(23,064)	$3,075,343

Total liabilities	$3,609,832	$29,123	$(23,153)	$3,615,802	$3,366,614	$29,057	$(22,797)	$3,372,874	$2,725,820	$24,794	$(21,919)	$2,728,695

(thousands of Canadian dollars)
for the nine months ended	July 31, 2023				July 31, 2022
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$73,812	$-	$-	$73,812	$54,189	$-	$-	$54,189
Non-interest income	225	5,999	(574)	5,650	14	4,061	(124)	3,951
Total revenue	74,037	5,999	(574)	79,462	54,203	4,061	(124)	58,140

Provision for (recovery of) credit losses	793	-	-	793	246	-	-	246
	73,244	5,999	(574)	78,669	53,957	4,061	(124)	57,894

Non-interest expenses:
Salaries and benefits	19,505	4,634	-	24,139	16,625	2,952	-	19,577
General and administrative	10,250	1,212	(574)	10,888	12,460	826	(124)	13,162
Premises and equipment	1,845	1,068	-	2,913	1,851	1,029	-	2,880
	31,600	6,914	(574)	37,940	30,936	4,807	(124)	35,619

Income (loss) before income taxes	41,644	(915)	-	40,729	23,021	(746)	-	22,275

Income tax provision	11,779	(733)	-	11,046	5,805	241	-	6,046

Net income (loss)	$29,865	$(182)	$-	$29,683	$17,216	$(987)	$-	$16,229

Total assets	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,076,611	$21,796	$(23,064)	$3,075,343

Total liabilities	$3,609,832	$29,123	$(23,153)	$3,615,802	$2,725,820	$24,794	$(21,919)	$2,728,695

VersaBank – Q3 2023 MD&A	32

Digital Banking Operations

Q3 2023 vs Q2 2023

Net income increased 3% to $10.1 million as a function primarily of higher revenues attributable to strong loan growth and the redeployment of available cash into higher yielding, low risk securities, as well as lower provision for credit losses offset partially by modestly higher non-interest expenses.

Q3 2023 vs Q3 2022

Net income increased 58% as a function primarily of higher revenue attributable to strong loan growth and the redeployment of available cash into higher yielding, low risk securities as well as lower non-interest expenses offset partially by higher provision for credit losses.

Q3 YTD 2023 vs Q3 YTD 2022

Net income increased 73% as a function primarily of higher revenue attributable to strong loan growth and the redeployment of available cash into higher yielding, low risk securities offset partially by higher provision for credit losses and higher non-interest expenses.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q3 2023 vs Q2 2023

DRTC recorded a net loss of $99,000 compared to net income of $433,000 attributable primarily to the recognition of a $530,000 deferred tax asset in the comparative period associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

DRTC’s DBG services revenue and gross profit decreased 8% and 6% to $2.4 million and $1.8 million respectively as a function of lower service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

Q3 2023 vs Q3 2022

DRTC recorded a net loss of $99,000 compared to a net loss of $662,000 as a function primarily of higher revenues attributable to higher gross profit from DBG that was offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels established to support expanded business activity.

DBG revenue increased 10% as a function of higher service engagements in the current quarter while gross profit increased 52% as a function primarily of improvements in operational efficiency achieved by DBG over the course of the year.

VersaBank – Q3 2023 MD&A	33

Q3 YTD 2023 vs Q3 YTD 2022

DRTC recorded a net loss of $182,000 compared to a net loss of $987,000 attributable primarily to higher revenues and gross profit from DBG offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels established to support expanded business activity. The favourable trend in the current period also reflects the impact of the recognition of a deferred tax asset in the second quarter of fiscal 2023 associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

DBG revenue increased 4% as a function of higher service work volume in the current period while gross profit increased 34% as a function primarily of improvements in operational efficiency achieved by DBG over the course of the year.

Summary of Quarterly Results

(thousands of Canadian dollars,
except per share amounts)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Results of operations:
Interest income	$60,089	$53,595	$49,561	$42,072	$34,177	$25,848	$24,720	$23,924
Yield on assets (%)	6.19%	6.05%	5.78%	5.26%	4.70%	4.15%	4.06%	4.04%
Interest expense	35,160	28,986	25,287	19,595	14,115	8,606	7,835	7,778
Cost of funds (%)	3.62%	3.27%	2.95%	2.45%	1.94%	1.38%	1.29%	1.31%
Net interest income	24,929	24,609	24,274	22,477	20,062	17,242	16,885	16,146
Net interest margin (%)	2.57%	2.78%	2.83%	2.81%	2.76%	2.77%	2.77%	2.73%
Net interest margin on loans (%)	2.69%	2.99%	3.03%	3.03%	3.07%	3.11%	3.23%	3.31%
Non-interest income	1,930	2,076	1,644	1,775	1,177	1,393	1,381	2,090
Total revenue	26,859	26,685	25,918	24,252	21,239	18,635	18,266	18,236
Provision for (recovery of) credit losses	171	237	385	205	166	78	2	(279)
Non-interest expenses	12,879	12,726	12,335	13,774	13,216	11,767	10,636	10,377
Efficiency ratio	48%	48%	48%	57%	62%	63%	58%	57%
Efficiency ratio - Digital Banking	43%	43%	42%	51%	57%	58%	56%	56%
Tax provision	3,806	3,459	3,781	3,844	2,137	1,847	2,062	2,228
Net income	$10,003	$10,263	$9,417	$6,429	$5,720	$4,943	$5,566	$5,910
Income per share
Basic	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24
Diluted	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24
Return on average common equity	11.15%	12.07%	10.79%	7.32%	6.57%	5.92%	6.58%	8.07%
Return on average total assets	1.00%	1.13%	1.07%	0.77%	0.75%	0.75%	0.87%	0.96%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s quarter over quarter performance trends for the current reporting period were:

►	Lending asset growth attributable primarily to growth in the POS Financing portfolio;
►	Lower NIM as a function of higher cost of funds offset partially by higher yields earned on the Bank’s lending and treasury assets;
►

Lower provision for credit losses attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter and changes to the Bank’s lending asset mix offset partially by higher lending asset balances; and,

►

Higher non-interest expenses due primarily to higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank and seasonal corporate activities specific to the quarter offset partially by lower salary and benefits amounts attributable to estimates associated with performance-based obligations.

VersaBank – Q3 2023 MD&A	34

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2023	2022	2023	2022
Return on average common equity
Net income	$10,003	$5,720	$29,683	$16,229
Preferred share dividends	(247)	(247)	(741)	(741)
Adjusted net income	9,756	5,473	28,942	15,488
Annualized adjusted net income	38,706	21,714	38,695	20,707
Average common equity	$347,135	$330,445	$344,213	$325,791
Return on average common equity	11.15%	6.57%	11.24%	6.36%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	as at
	July 31	July 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2023	2022
Book value per common share
Common equity	$351,396	$333,001
Shares outstanding	25,924,424	27,441,082
Book value per common share	$13.55	$12.14

VersaBank – Q3 2023 MD&A	35

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2023	2022	2023	2022
Return on average total assets
Net income	$10,003	$5,720	$29,683	$16,229
Preferred share dividends	(247)	(247)	(741)	(741)
Adjusted net income	9,756	5,473	28,942	15,488
Annualized adjusted net income	38,706	21,714	38,695	20,707
Average Assets	$3,855,119	$2,883,745	$3,623,422	$2,745,215
Return on average total assets	1.00%	0.75%	1.07%	0.75%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q3 2023 MD&A	36

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2022 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2022, except as noted below.

During the current year VersaBank updated or incorporated the following significant accounting policies:

Derivative instruments:

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Hedge accounting:

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management (“ALM”) purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Statements of Financial Position. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

VersaBank – Q3 2023 MD&A	37

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income.

Controls and Procedures

During the quarter ended July 31, 2023, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

VersaBank – Q3 2023 MD&A	38